SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

US UNWIRED INC.

(Name of Subject Company)

UK ACQUISITION CORP.

a wholly owned subsidiary of

SPRINT CORPORATION

(Name of Filing Persons)

(Offerors)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90338R104

(Cusip Number of Class of Securities)

Sprint Corporation

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

Attention: Claudia S. Toussaint, Esq.

Vice President, Corporate Governance and Ethics,

and Corporate Secretary

Telephone: (913) 794-1513

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

C. William Baxley

Michael Egan

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 1,120,380,438.00	$131,869.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 179,260,870 shares of common stock, $0.01 par value per share (“Shares”), at a price of $ 6.25 per Share and such number includes 13,162,499 Shares of common stock subject to vested options and warrants outstanding as of June 30, 2005 and 1,355,000 restricted Shares.
(2)	Calculated as 0.0117700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,869.00	Filing Party: UK Acquisition Corp. and Sprint Corporation
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 15, 2005 by UK Acquisition Corp., a Louisiana corporation (the “Offeror”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”), for $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”).

Sprint has entered into a Shareholders Agreement, dated as of July 10, 2005, as modified by a letter agreement dated as of August 1, 2005 (the “Shareholders Agreement”), with certain shareholders of the Company (the “Tendering Shareholders”), pursuant to which the Tendering Shareholders have agreed to tender an aggregate of 45,671,782 Shares owned by them pursuant to the Offer. In addition, the Tendering Shareholders have agreed, among other things, to vote their respective Shares in favor of the adoption of the Merger (as defined in the Offer to Purchase), if necessary. Additional Information is contained in Section 11 (“The Merger Agreement, the Shareholders Agreement and Related Agreements”) of the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11 THROUGH 12

Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

1.	The seventh paragraph in the section of the Offer to Purchase entitled “Introduction” on page 6 is hereby amended and restated in its entirety to read as follows:

“In connection with the Merger Agreement, Sprint entered into a Shareholders Agreement, dated as of July 10, 2005, as modified by a letter agreement dated as of August 1, 2005 (the “Shareholders Agreement”), with the following shareholders: William L. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. (“Cameron”) and The 1818 Fund III, L.P. (collectively, the “Tendering Shareholders”). Pursuant to the Shareholders Agreement, the Tendering Shareholders have agreed to tender an aggregate of 45,671,782 Shares owned by the Tendering Shareholders (the “Committed Shares”) and the Tendering Shareholders have agreed to vote the Committed Shares in favor of the Merger, if necessary. As of June 30, 2005, the Committed Shares represented approximately 27% of the Shares that were issued and outstanding and approximately 25% of the Shares issued and outstanding on a fully diluted basis. Based on the Company’s representations, the Offeror believes that the Minimum Condition will be satisfied if, in addition to the Committed Shares to be tendered pursuant to the Shareholders Agreement, 43,918,777 Shares are tendered and not withdrawn pursuant to the Offer. For a more detailed description of the Shareholders Agreement, see Section 11.”

2.	The second sentence of the second paragraph in the subsection of the Offer to Purchase entitled “Certain Information Concerning the Company — Certain Projected Financial Data of the Company” on page 16 is hereby amended and restated in its entirety to read as follows:

“In addition, the Company has informed Sprint that the only other material assumption underlying the projections was that the Company amended its existing agreements with Sprint, effective as of January 1, 2006, to provide for a simplified pricing mechanism similar to the arrangements entered into by Sprint and other Sprint PCS Affiliates (as defined herein).”

3.	The fourth sentence of the fourth paragraph in the subsection of the Offer to Purchase entitled “Certain Information Concerning the Company — Certain Projected Financial Data of the Company” on page 16 is hereby amended and restated in its entirety to read as follows:

“None of Sprint, the Offeror, the Dealer Manager or the Information Agent, or their respective affiliates or representatives, assumes any responsibility for the reasonableness, accuracy or validity of the foregoing projections.”

4.	The subsection of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company — Background to the Offer/Merger” on page 21 is hereby amended and supplemented by adding the following sentences at the end of the 23rd paragraph:

“The Board determined that having the transaction close as quickly as possible would be in the best interests of the shareholders, both because of the certainty of the payment and the time value of money. The Board also determined that it was not in the best interests of the Company to have a prolonged period of time between the signing of the merger agreement and the closing of the transaction if it could be avoided. In particular, the Board determined that the longer the litigation with Sprint was stayed pending consummation of the transaction, the more disadvantaged the Company could be in resuming that litigation if the transaction were ultimately not to close. In addition, the Board wanted to minimize closing risk by keeping the period of time between the signing and the closing as short as possible.”

5.	The subsection of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company — Background to the Offer/Merger” on page 21 is hereby amended and supplemented by adding the following paragraph after the 23rd paragraph:

“ The Board decided not to pursue a transaction with Company Y because, among other reasons, (i) the Board believed that an all-cash transaction was better than an all-stock transaction, as offered by Company Y, (ii) the Board believed that a transaction with Sprint had a significantly greater certainty of closing than a transaction with Company Y and (iii) the value of the offer from Company Y was significantly less than the offer from Sprint.”

6.	The subsection of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company — Background to the Offer/Merger” on page 22 is hereby amended and supplemented by adding the following sentences at the end of the 32nd paragraph:

“With respect to the termination fee to be payable in certain circumstances by the Company under the merger agreement, Sprint initially proposed $53 million. The Company countered with $30 million. Following a series of proposals and counterproposals and in connection with resolving the other outstanding issues in the merger agreement, the Company and Sprint agreed to a termination fee of $35 million.”

7.	The subsection of the Offer to Purchase entitled “Background of the Offer, Contracts with the Company — Background to the Offer/Merger” on page 23 is hereby amended and supplemented by adding the following immediately after the third sentence of the 35th paragraph:

“Following agreement between Sprint and the Company with respect to the purchase price for the Shares, Cameron informed the Company that Cameron was interested in purchasing the FCC Licenses (as defined herein) from the Company. The parties agreed to provide Sprint with continued access to the FCC Licenses through a short term lease agreement, as permitted by the FCC’s rules, since Sprint may require the use of the spectrum for up to one year as Sprint determines how it will transition existing customers to Sprint’s licensed spectrum. Legal counsel for the Company proposed the possible sale of the FCC Licenses by Louisiana Unwired to Cameron and the grant by Cameron of an exclusive right to use the spectrum to Louisiana Unwired or another subsidiary of the Company. In addition, Sprint would be granted a future right to reacquire the spectrum, in accordance with the FCC’s spectrum leasing rules, at a price equal to the sale price plus an interest component equal to 4% per annum. Counsel for the Company believed that a transfer to Cameron would not involve a substantial change of control of the FCC Licenses for FCC purposes and that the transfer to Cameron would qualify as a “pro forma” transfer under FCC regulations. Therefore, the transfer could be effected without causing additional delay to the acquisition process. After discussion by legal counsel for Sprint and the Company, Sprint agreed to the proposed structure.”

8.	The second sentence of the first paragraph of the subsection of the Offer to Purchase entitled “The Merger Agreement, the Shareholders Agreement and Related Agreements — The Shareholders Agreement” on page 32 is hereby amended and restated in its entirety to read as follows:

“Pursuant to the Shareholders Agreement, the Tendering Shareholders agreed to tender into the Offer an aggregate of 45,671,782 shares currently owned by the Tendering Shareholders.”

9.	The first sentence of the last paragraph of the section of the Offer to Purchase entitled “Conditions of the Offer” on page 36 is hereby amended and restated in its entirety to read as follows:

“The foregoing conditions, other than the Minimum Condition, are for the sole benefit of Sprint and Offeror and may be asserted or waived by Sprint or Offeror, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in their sole discretion, subject in each case to the terms of the Merger Agreement.”

10.	The final paragraph of the subsection of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals — Antitrust” on page 37 is hereby amended and restated in its entirety to read as follows:

“On Monday, August 1, 2005, the FTC notified Sprint that its request for early termination of the waiting period applicable to the Offer under the HSR Act was granted. Therefore, the condition to the Offer relating to the applicable waiting period under the HSR Act has been satisfied. See Section 15.”

11.	The subsection of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals — FCC Approvals” on page 37 is hereby amended and supplemented by adding the following sentences at the end of the paragraph:

“Louisiana Unwired applied for FCC consent to transfer the FCC Licenses to Cameron on July 11, 2005. That application was granted on July 29, 2005. Sprint and the Company expect to file the applications for the requisite FCC consent to the anticipated spectrum lease during the week of August 1, 2005 and anticipate action by the FCC on those applications within ten days after they are filed.”

12.	The list of exhibits under Item 12 is hereby amended and supplemented to include the following after Exhibit (d)(6):

“(d)(7)	Letter Agreement regarding Shareholders Agreement, dated August 1, 2005, among Sprint Corporation, William L. Henning, Jr. and Thomas G. Henning.”

13.	Item 12 is hereby amended and supplemented to include the following at the end of the list:

“99	Unanimous Written Consent of the Board of Directors of UK Acquisition Corp. dated July 28, 2005.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT CORPORATION

By	/S/ LES H. MEREDITH
Les H. Meredith Vice President

UK ACQUISITION CORP.

By	/S/ LES H. MEREDITH
Les H. Meredith Authorized Signatory

Date: August 1, 2005

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated July 15, 2005.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Guaranteed Delivery.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)*	Summary Advertisement as published on July 15, 2005 in The Wall Street Journal.

(a)(1)(H)*	Press Release jointly issued by Sprint Corporation and US Unwired Inc. on July 11, 2005 (filed as Exhibit 99.3 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of July 10, 2005, by and among Sprint Corporation, UK Acquisition Corp. and US Unwired Inc. (filed as Exhibit 99.1 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(2)*	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint Corporation and William M. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (filed as Exhibit 99.2 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(3)*	Settlement Agreement and Mutual Release, dated as of July 10, 2005, by and among Sprint Corporation, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., US Unwired Inc., Louisiana Unwired LLC, Texas Unwired and Georgia PCS Management, L.L.C.

(d)(4)*	Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired LLC and Cameron Communications L.L.C.

(d)(5)*	Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired LLC.

(d)(6)*	Mutual Confidentiality Agreement, dated as of July 5, 2005, between Sprint Corporation and US Unwired Inc.

(d)(7)	Letter Agreement regarding Shareholders Agreement, dated August 1, 2005, among Sprint Corporation, William L. Henning, Jr. and Thomas G. Henning.

(g)	None.

(h)	None.

99	Unanimous Written Consent of the Board of Directors of UK Acquisition Corp. dated July 28, 2005.

*	Previously filed.